FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document


No. 1    FRN Variable Rate Fix released on 19 August 2003
No. 2    FRN Variable Rate Fix released on 19 August 2003
No. 3    FRN Variable Rate Fix released on 19 August 2003
No. 4    FRN Variable Rate Fix released on 19 August 2003
No. 5    Doc re. Pricing Supplement relased on 20 August 2003
No. 6    Doc re. Pricing Supplement relased on 20 August 2003
No. 7    Doc re. Pricing Supplement relased on 20 August 2003
No. 8    FRN Variable Rate Fix released on 20 August 2003
No. 9    Acquisition of Shares released on 21 August 2003
No.10    FRN Variable Rate Fix released on 21 August 2003
No.11    FRN Variable Rate Fix released on 22 August 2003
No.12    Employee Share Option Scheme released on 22 August 2003

Document No.1

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

  Business Editors
  UK REGULATORY NEWS LONDON--

(BUSINESS WIRE)--Aug. 19, 2003--

 RE: NORTHERN ROCK PLC
     GBP 6,000,000.00
     MATURING: 17-Feb-2004
     ISSUE DATE: 17-Feb-1999
     ISIN: XS0094893715

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
18-Aug-2003 TO 17-Nov-2003 HAS BEEN FIXED AT 3.518130 PCT.

INTEREST PAYABLE VALUE 17-Nov-2003 WILL AMOUNT TO
GBP 8.77 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No.2

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

Business Editors
UK REGULATORY NEWS

LONDON--(BUSINESS WIRE)--Aug. 19, 2003

 RE: NORTHERN ROCK PLC
     GBP 2,632,000.00
     MATURING: 21-Aug-2009
     ISSUE DATE:15-Aug-2003
     ISIN: XS0174373059

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 15-Aug-2003 TO 21-Nov-2003 HAS BEEN FIXED AT 3.633210 PCT.

INTEREST PAYABLE VALUE 21-Nov-2003 WILL AMOUNT TO
GBP 9.75 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No.3

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

  Business Editors
  UK REGULATORY NEWS


  LONDON--(BUSINESS WIRE)--Aug. 19, 2003

  RE: NORTHERN ROCK PLC
  GBP 3,254,000.00
  MATURING: 18-May-2009
  ISSUE DATE: 15-Aug-2003
  ISIN: XS0174373133

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
15-Aug-2003 TO 18-Nov-2003 HAS BEEN FIXED AT 3.630800 PCT.

INTEREST PAYABLE VALUE 18-Nov-2003 WILL AMOUNT TO
GBP 9.45 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No.4

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

  Business Editors
  UK REGULATORY NEWS

  LONDON--(BUSINESS WIRE)--Aug. 19, 2003

  RE: NORTHERN ROCK PLC
  GBP 617,000.00
  MATURING: 19-May-2008
  ISSUE DATE: 16-May-2003
  ISIN: XS0168806635

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Aug-2003 TO 19-Nov-2003 HAS BEEN FIXED AT 3.567500 PCT.

INTEREST PAYABLE VALUE 19-Nov-2003 WILL AMOUNT TO
GBP 8.99 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK
ON TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No.5

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     271
Description:                      GBP3,254,000
Currency/ Principal Amount:       Pounds Sterling
Issue Price:                      100.00 per cent
Specified Denomination            GBP1,000
Issue Date:                       15 August 2003
Maturity Date:                    18 May 2009
ISIN:                             XSO174373133

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No.6

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     272
Description:                      GBP2.632,000
Currency/ Principal Amount:       Pounds Sterling
Issue Price:                      100.00 per cent
Specified Denomination            GBP1,000
Issue Date:                       15 August 2003
Maturity Date:                    21 August 2009
ISIN:                             XSO174373059

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No.7

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     273
Description:                      GBP2,500,000
Currency/ Principal Amount:       Pounds Sterling
Issue Price:                      100.00 per cent
Specified Denomination            GBP100,000
Issue Date:                       19 August 2003
Maturity Date:                    13 August 2009
ISIN:                             XSO174976695

     A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's
                                Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7066 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No.8

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

  Business Editors
  UK REGULATORY NEWS

  LONDON--(BUSINESS WIRE)--Aug. 20, 2003

  RE: NORTHERN ROCK PLC
  DEM 2,500,000.00
  MATURING: 13-Feb-2009
  ISSUE DATE: 19-Aug-2003
  ISIN: XS0174976695

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
19-Aug-2003 TO 13-Nov-2003 HAS BEEN FIXED AT 3.604630 PCT.

INTEREST PAYABLE VALUE 13-Nov-2003 WILL AMOUNT TO
GBP 849.31 PER DEM 100,000.00 DENOMINATION.

 IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK
 ON TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No.9

Northern Rock plc

     Notification of Acquisition of Shares by Northern Rock Employee Trust

Northern Rock plc (the Company) announces the purchase on 20 August 2003 of 50,000 Ordinary 25p Shares in the Company (Shares) by Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust under which all employees of the Northern Rock Group are potential beneficiaries) in order to cover the Ordinary 25p Shares which may be transferred to Executive Directors and other participants under various executive and other employee share schemes on maturity of awards made under various executive share schemes. These Shares were purchased at a price of GBP6.9492 per Share.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,394,975 Ordinary 25p Shares, representing 1.28% of the Company's issued share capital.

The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Document No.10

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

  Business Editors
  UK REGULATORY NEWS

  LONDON--(BUSINESS WIRE)--Aug. 21, 2003

  RE: NORTHERN ROCK PLC
  USD 100,000,000.00
  MATURING: 21-Feb-2099
  ISSUE DATE:21-Feb-2001
  ISIN: XSO125284777

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
26-Aug-2003 TO 24-Nov-2003 HAS BEEN FIXED AT 2.130000 PCT

INTEREST PAYABLE VALUE 24-Nov-2003 WILL AMOUNT TO:
USD 53.25 PER USD 10,000.00 DENOMINATION
USD 532.50 PER USD 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No.11

( BW)(NORTHERN-ROCK-PLC)(NRK) FRN Variable Rate Fix

 Business Editors
 UK REGULATORY NEWS

 LONDON--(BUSINESS WIRE)--Aug. 22, 2003

  RE: NORTHERN ROCK BUILDING SOCIETY
  GBP 5,000,000.00
  MATURING: 21-Nov-2003
  ISSUE DATE: 21-Nov-2000
  ISIN: XS0120759799

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 21-Aug-2003 TO 21-Nov-2003 HAS BEEN FIXED AT 3.580000 PCT.

INTEREST PAYABLE VALUE 21-Nov-2003 WILL AMOUNT TO GBP 90.24 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK
ON TEL: 44 020 7508 3858/3855 OR FAX: 44 020 7508 3881.

Document No.12

NORTHERN ROCK PLC

                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 22 August 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 2,500 Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share and 1,000 Shares in the Company at an exercise price of GBP6.41 per Share to individuals who has exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,391,475 Shares representing 1.28% of the Company's issued share capital.



                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  26 August 2003          By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary